October 10, 2006

Ms. Pamela Long
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

    Re:      ASAH Corp.
            Amendment No. 2 to Registration Statement on Form SB-2
            Filed September 5, 2006
            File No. 333-133842

Dear Ms. Long:

We represent ASAH Corp. (“ASAH” or the “Company”). We are in receipt of your letter dated September 18, 2006 regarding the above referenced filing and the following are our responses:

Summary Financial Data, page 1

1.
Please refer to your line item titled “General and Administrative Expenses.” Please revise the numbers seen on this line to capture the same metric for all periods presented, and if necessary, revise the title of this line item to be consistent with the title used on the face of your financial statements. Please consider presenting total operating expenses for all periods, as you are currently presenting for the annual periods, since we believe this measure is useful to your readers.

Answer:     This line has been amended to reflect the title of this line as “total operating expenses”.

If it is Determined that the shares issued to our shareholders….page 6

2.	Please disclose the amount of your potential exposure to liability for the sale of shares that may have been made in a manner that is not consistent with the federal securities laws.

Answer:      This section has been updated to disclose the potential exposure to liability for the sale of shares that that may have been made in a manner not consistent with the federal securities law.

Directors, Executive Officers, Promoters and Control Persons, page 16

3.	You disclose that Jaime Olmo-Rivas is NOT the Vice President of your wholly owned subsidiary, yet elsewhere in the prospectus you state otherwise. Please clarify.

           Answer:    The document has been revised throughout to state that Jaime Olmo-Rivas is the Vice President of the subsidiary.

Results of Operations for the Three and Six Months Ended June 30, 2006, pages 29 an 30

4.
We reissue comment 4 from our letter dated July 24, 2006. In this regard, we note that your interim analysis of results of operations continues to address solely the portion of your total operating expenses. We note that your analysis of annual results addresses your total operating expenses, not just the portion that you call general and administrative expenses, and we believe that total operating expenses is a more meaningful measure to analyze.

Answer:     The results of operations has been updated to address total operating expenses.

5.
In your response to comment 44 from our letter dated June 1, 2006, you stated that as of June 6, 2006, you had collected $1.9 million of outstanding accounts receivable as of December 31, 2005. Given that your net accounts receivable balance at December 31, 2005 was $1.6 million, you appear to have collected approximately $300,000 of accounts receivable that you had originally deemed to be uncollectible. Please help us to reconcile your collection of $300,000 of accounts receivable that you had previously deemed to be uncollectible with the disclosures in your audited financial statements indicating that your provisions for uncollectible accounts were $88,190 during 2005 and $66,178 during 2004, since we would expect your provisions to be significantly higher based on your recoveries of $300,000. Please revise your interim MD&A analysis to more clearly address your collection of accounts that you had previously deemed uncollectible and to disclose in which years you recorded the related bad debt expense to write off those accounts. We note your disclosures on page 31.

Answer:     The amounts collected above the net accounts receivable were due to a change in the percentage the Company collected from insurance companies and third party payers during 2006. These amounts were previsouly recorded as a sales reserve and never shown in gross sales as these amounts were deemed uncollectible based on historical payment percentages. These amounts were not recorded as bad debts, and the related services were performed in 2005.

6.
We assume that you reflected the bad debt expense related to the $300,000 of accounts receivable that you had previously deemed to be uncollectible, but were subsequently collected during 2006, in your operating expenses at the time that you deemed those accounts to be uncollectible. We further assume that you reflected the subsequent collection of these previously written off accounts as a contra-expense within your operating expenses during 2006. Please confirm our assumptions, or tell us how you otherwise accounted for the recording of bad debt expense in prior periods and the subsequent collection of previously written off accounts in 2006. Please revise your interim MD&A analysis of results to quantify and analyze the impact of these subsequent collections on your results.

Answer:     The amount was previously determined to be part of the sales reserve as the Company’s historical collection percentage. As the collection percentage from 2005 has increased during 2006, the prior amounts exceeded the original amount of net sales recorded by the Company. The Company has revised the Management’s Discussion and Analysis to discuss the increase in collections in 2006 of 2005 balances originally deemed to be partof the sales reserve.

Results of Operations for the Twelve Months Ended December 31, 2005, page 31

7.
We note the revisions to your analysis of revenues. We read that your “net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (gross charges).” We assume that this sentence is incomplete, and that you meant to provide a disclosure similar to that seen in your revenue recognition footnote, which state that ”net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (gross charges), less estimated discounts for insurance reimbursements and 100% allowances principally for patients covered by Medicare and Medicaid.” Please revise or advise.

Answer:     The Company has revised the results of operations accordingly.

Liquidity and Capital resources, page 32

8.	We note your response to comment 6 from our letter dated July 24, 2006. Please discuss your account receivable collections and the reasons why some of the collections take up to 180 days.

Answer:     The Company’s Accounts receivable collections process begins when it enters the data into its system to electronically or paper file a claim for payment. Within sixty days time the Company either receives full payment, partial payment, or at times, no payment. If full payment is received then the claim is closed. If partial payment is received from third party insurance, the Company bills the balance due (only if it is deductible or co-pay) to the patient. If no payment is received from third party insurance, the Company starts the appeals process with support documentation which may involve the utilization of the services of a legal counsel thereby some of the collections take up to 180 days.

Financial Statements for the Six Months Ended June 30, 2006

Note 1(D)-Use of Estimates, page 5

9.
We note that in response to comment 11 from our letter dated July 24, 2004, you have deleted your previous statement that you reduced your estimate of a valuation allowance by approximately $190,000 during the quarter ended March 31, 2006. Please tell us whether this previous disclosure was true. If the previous disclosure was incorrect, please tell us what the correct disclosure would have said. If you reduced one of your valuation allowances during the quarter ended March 31, 2006, please provide us with the information that we previously requested in our prior comment 11.

Answer:        The $190,000 amount related to the decrease in sales allowance based on historical payments received from third party payers for the quarter ended March 31, 2006. The Company deleted this reference to the allowance as it determined it was possibly confusing to readers of the financial statements. The Company has revised the wording to discuss the change in estimate and not the total dollar amount.

Financial Statements for the Year Ended December 31, 2005

Statements of Cash Flows, page 5

10.
We note your response to comment 13 from our letter dated July 24, 2006. Based on your response, it is unclear to us that you have correctly accounted for the merger between ASAH Corp. and ASA. Please refer to paragraphs D16 and D17 of SFAS 141. Please explain to us how you determined that is was appropriate to not restate periods prior to the merger in a manner similar to pooling, and how you determined that you did not need to eliminate intercompany transactions such as loans between the two merged entities from those prior periods. Alternatively, revise your financial statements to eliminate intercompany transactions from periods prior to the merger and provide us with a detailed supplemental explanation of everything that you changed in your financial statements.

Answer:        The amount of the deposits due to ASAH Corp. from ASA at December 31, 2004 was $12,250. The remainder of this balance of $26,000 were advances paid on behalf of the stockholders of ASAH Corp. when ASAH Corp. was private. The Company did not restate the previous periods for the $12,250 as the amount was determined to be immaterial. The amount of $26,000 was applied against amounts due to the stockholders in 2005 for fees owed under consulting agreements in 2005.

Note 2 - Accounts Receivable, page 9

11.	We note the revisions to your filing in response to comment 18 from our letter dated July 24, 2006. We have the following comments:

•
In light of your provisions for doubtful accounts in 2004 and 2005, it is unclear to us why the balance of your allowance for doubtful accounts at December 31, 2005 was zero. This matter is also unclear to us since your amended December 31, 2005 Form 10-KSB filed on July 7, 2006 indicated that you had balance of $617,149 for your allowance for doubtful accounts at December 31, 2005, and an allowance of $617,149 is consistent with the rollforward of your accounts receivable that you supplementally provided us. Please advise and revise as necessary.

•
If your current disclosure of a zero balance for your allowance for doubtful accounts at December 31, 2005 is correct, given that you are also reflecting a zero balance for your allowance for doubtful accounts at June 30, 2006, please explain to us why your March 31, 2006 10-QSB reflected an allowance for doubtful accounts of $617,491.

•
If your current disclosure of a zero balance for your allowance for doubtful accounts at December 31, 2005 is incorrect, please tell us whether the similar disclosure in your June 30, 2006 financial statements that indicates that you had a zero balance for your allowance for doubtful accounts in 2006 is also incorrect, and revise as necessary.

Answer:       The Company records revenue and the related receivables in its accounting records on an accrual basis at the providers’ full established rates less a provision for contractual adjustments and discounts (the difference between established rates and estimated collectable amounts). The amount of $617,149 is the amount reserved for contractual adjustments. This amount is not recorded as a bad debt as the revenues under the full established rates were not included in sales, but as a reduction in sales as the Company did not consider the amounts realizable upon billing based on historical collection rates. The Company will revise the March 31, 2006 allowance for doubtful accounts to be zero consistent with our presentation as of December 31, 2005 and June 30, 2006.

12.
We note the rollforward of accounts receivable that you provided in response to comment 19 from our letter dated July 24, 2006. As previously requested, please provide us with a similar rollforward for 2004. Also, please provide us with a similar rollforward for 2006 that agrees to the interim financial statements included in your Form SB-2.

Answer:     The Company has provided the 2004 and 2006 rollforward schedules.

Note 8(A) - Stock Issued for Services, page 13

13.
We note your response to comment 20 from our comment letter dated July 24, 2006. Please revise your disclosure concerning the grant of 7.9 million shares of common stock to us management in July 2005 to indicate, if true, that the value of these shares was based on the par value of the stock, which management deemed to approximate the fair market value on the date of grant because the company at that date had no assets or operations and there was no public market for your stock. Given the relatively large number of shares issued as stock compensations, we believe that it is important to disclose your methodology for valuing this stock to your readers.

Answer:         The Company has updated our disclosure to include the methodology for valuing the 7.9 million shares of common stock.

Very truly yours,

ANSLOW & JACLIN, LLP

By:       /s/ Gregg E. Jaclin
GREGG E. JACLIN